SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

Nuo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	67059V100	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(1)
14	TYPE OF REPORTING PERSON PN

(1) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(2)
14	TYPE OF REPORTING PERSON PN

(2) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,373,845(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,373,845(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,373,845(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(3)
14	TYPE OF REPORTING PERSON PN

(3) Comprised of an aggregate of warrants to purchase 31,489,230 shares of common stock and an aggregate of 22,884,615 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,185,942(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,185,942(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,185,942(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(4)
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of warrants to purchase 28,484,788 shares of common stock and an aggregate of 20,701,154 shares of common stock underlying convertible notes held by Deerfield Private Design Fund II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,363,289(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,363,289(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,363,289(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(5)
14	TYPE OF REPORTING PERSON PN

(5) Comprised of an aggregate of warrants to purchase 32,641,366 shares of common stock and an aggregate of 23,721,923 shares of common stock underlying convertible notes held by Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(6)
14	TYPE OF REPORTING PERSON IN

(6) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	67059V100	Page 8 of 11 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on August 8, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (v) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II” and, together with Deerfield Special Situations Fund and Deerfield Private Design II, collectively referred to herein as the “Funds”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Management, Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nuo Therapeutics, Inc., as amended by Amendment No. 1 thereto, filed on November 18, 2015 by the Reporting Persons, Amendment No. 2 thereto, filed on December 8, 2015, Amendment No. 3 thereto, filed on December 21, 2015 and Amendment No. 4 thereto, filed on January 26, 2016 (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 22, 2016, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) held a hearing (the “Hearing”) in the Company’s Chapter 11 bankruptcy case to consider, among other pending motions, the Company’s motion to sell substantially all of its assets and its motion for final approval of the debtor-in-possession financing agreement entered into between the Company and the Funds on January 28, 2016 (the “DIP Financing Agreement”).  Following the presentation of evidence and oral argument at the Hearing, the Bankruptcy Court ruled that it would not permit the Funds to credit bid any of their pre-bankruptcy outstanding loans to the Company in connection with the proposed purchase of the Company’s assets, as required by the DIP Financing Agreement.  The failure of the Court to permit the Funds to credit bid, as well as the failure of the Company to achieve certain bankruptcy case milestones required by the DIP Financing Agreement, are events of default under the DIP Financing Agreement.  Accordingly, Deerfield Mgmt, as agent for the Funds under the DIP Financing Agreement, delivered written notice (the “Default Notice”) of such defaults to the Company on February 23, 2016.  As a result, the Company’s right to use certain cash collateral will terminate as of February 28, 2016, and neither Deerfield Mgmt nor any of the Funds will have any further obligation for any payroll costs incurred by the continued employment of any Company employee or any professional expenses accrued after the date of the Default Notice (subject only to the $50,000 carve-out with respect to certain professional expenses).  At any time after seven days from the date of the Default Notice, Deerfield Mgmt or the Funds may enforce liens arising under the DIP Financing Agreement or exercise any of their other rights and remedies against applicable collateral.

CUSIP No.	67059V100	Page 9 of 11 Pages

Following a telephonic status conference conducted by the Bankruptcy Court on February 24, 2016, the Funds agreed that notwithstanding the Default Notice, cash collateral could be used to cover Company payroll through February 29, 2016.  The Funds acknowledged statements by other parties made during the status conference that there were discussions among the major constituencies in the case to explore the possibility of a global resolution, but the Funds made clear that they did not want to continue funding the Company absent a global resolution among the various constituencies in the bankruptcy case.  While the Funds intend to participate in such discussions, there can be no assurance that such discussions will result in a resolution of the outstanding issues among those constituencies.

Based on the rulings made by the Bankruptcy Court at the Hearing, the Funds do not intend to make a “stalking horse” bid for the Company’s assets at this time.  The Reporting Persons will continue to monitor the Company’s bankruptcy case, and the Funds may bid for certain assets of the Company in connection with the bankruptcy case or pursue alternative restructuring proposals.   However, there can be no assurance that any such bid will be made, that any asset sale will be consummated, or that an alternative restructuring plan will be proposed by the Company or any other party or effected.

CUSIP No.	67059V100	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2016

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

CUSIP No.	67059V100	Page 11 of 11 Pages

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact